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FOR IMMEDIATE RELEASE

Eaton Vance Municipal Bond Fund

Announces Final Results Of Tender Offer

BOSTON, MA, December 17, 2019 — Eaton Vance Municipal Bond Fund (NYSE American: EIM) (the “Fund”) announced today the final results of its tender offer for up to 5% or 3,986,326 of its outstanding common shares of beneficial interest.

As previously announced, the tender offer expired at 5:00 P.M., Eastern Time on December 13, 2019. In accordance with the terms and conditions of the tender offer, because the number of shares tendered exceeds the number of shares offered to purchase, the Fund will purchase shares from tendering shareholders on a pro-rata basis (disregarding fractional shares). Following the purchase of the tendered shares, the Fund will have approximately 75,740,194 shares of common stock outstanding. The final results of the tender offer, based on a count by American Stock Transfer & Trust Company, LLC, the depositary for the tender offer, are provided in the table below:

Number of Shares Tendered	Number of Tendered Shares to be Purchased	Pro-Ration Factor*	Purchase Price**	Number of Outstanding Shares after Giving Effect to Tender Offer
24,509,363	3,986,326	16.2645200%	$13.6639	75,740,194

*Equal to the number of tendered shares to be purchased divided by the number of shares tendered.

**Equal to 98% of the Fund’s net asset value per share as of the close of regular trading on the New York Stock Exchange (NYSE) on December 13, 2019 (the date that the tender offer expired).

The Fund will purchase the common shares accepted for payment as promptly as practicable. The information agent for the tender offer is AST Fund Solutions, LLC. Any questions with regard to the tender offer may be directed to the information agent toll-free at 877-283-0318.

About Eaton Vance Corp.

The Fund’s investment adviser is Eaton Vance Management, a subsidiary of Eaton Vance Corp. Eaton Vance Corp. (NYSE: EV) provides advanced investment strategies and wealth management solutions to forward-thinking investors around the world. Through principal investment affiliates Eaton Vance Management, Parametric, Atlanta Capital, Hexavest and Calvert, the Company offers a diversity of investment approaches, encompassing bottom-up and top-down fundamental active management, responsible investing, systematic investing and customized implementation of client-specified portfolio exposures. As of October 31, 2019, Eaton Vance had consolidated assets under management of $497.4 billion.

For more information, visit eatonvance.com.

About the Fund

Except pursuant to a tender offer, common shares of the Fund are available for purchase or sale only through secondary market trading at their current market price. Shares of closed-end funds (such as the Fund) often trade at a discount from their net asset value. The market price of a closed-end fund’s shares may vary from net asset value based on factors affecting the supply and demand for shares, such as fund distribution rates relative to similar investments, investors’ expectations for future distribution changes, the clarity of the fund’s investment strategy and future return expectations, and investors’ confidence in the underlying markets in which the fund invests. Fund shares are subject to investment risk, including possible loss of principal invested. Shares of the Fund are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. No fund is a complete investment program and you may lose money investing in the Fund. An investment in the Fund may not be appropriate for all investors. Before investing, prospective investors should consider carefully the Fund’s investment objective, risks, charges and expenses.

This press release is for informational purposes only and is not intended to, and does not, constitute an offer to purchase or sell shares of the Fund. Additional information about the Fund, including performance and portfolio characteristic information, is available at www.eatonvance.com.

Statements in this press release that are not historical facts are forward-looking statements as defined by the U.S. securities laws. You should exercise caution in interpreting and relying on forward-looking statements because they are subject to uncertainties and other factors which are, in some cases, beyond the Fund’s control and could cause actual results to differ materially from those set forth in the forward-looking statements.

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